Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF JULY 29, 2019 DATE, TIME AND PLACE: On July 29, 2019, at 09:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, sala 1, in the city and state of São Paulo. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members. RESOLUTION UNANIMOUSLY MADE: 1. Mr. José Caruso Cruz Henriques was appointed as Chairman of the Company’s Fiscal Council and the Councilor Alkimar Ribeiro Moura was appointed to replace him in his absences or impediments for the current term of office. 2. Following an examination of the Company’s financial statements for the period from January to June 2019, the Councilors resolved to draft the following opinion: “After examining the Company’s financial statements for the period from January to June 2019 and verifying the accuracy of all elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.” 3. Subsequently, the Council members approved the amendment to the Charter of the Fiscal Council. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), July 29, 2019, (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle – Councilors. São Paulo (SP), July 29, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF JULY 29, 2019 DATE, TIME AND PLACE: On July 29, 2019, at 09:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, sala 1, in the city and state of São Paulo. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members. RESOLUTION UNANIMOUSLY MADE: 1. Mr. José Caruso Cruz Henriques was appointed as Chairman of the Company’s Fiscal Council and the Councilor Alkimar Ribeiro Moura was appointed to replace him in his absences or impediments for the current term of office. 2. Following an examination of the Company’s financial statements for the period from January to June 2019, the Councilors resolved to draft the following opinion: “After examining the Company’s financial statements for the period from January to June 2019 and verifying the accuracy of all elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.” 3. Subsequently, the Council members approved the amendment to the Charter of the Fiscal Council. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), July 29, 2019, (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle – Councilors. São Paulo (SP), July 29, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations